UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	OMB APPROVAL
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SEC FILE NUMBER 333-183492
NOTIFICATION OF LATE FILING	CUSIP NUMBER 761352AC7

(CHECK ONE)	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	April 30, 2013

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

Full Name of Registrant

Not Applicable

Former Name if Applicable

Guillermo Gonzalez Camarena No. 2000

Address of Principal Executive Office (Street and Number)

Colonia Centro de Ciudad de Santa Fe, Mexico, DF 01210

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 4, 2012, Maxcom entered into a recapitalization agreement pursuant to which it would conduct an exchange offer for its outstanding senior secured notes (the “Debt Exchange Offer”) and concurrently Ventura Capital Privado S.A. de C.V. (“Ventura”) would conduct a tender offer for Maxcom’s outstanding equity securities (the “Tender Offer”) and make a capital contribution into Maxcom (the “Capital Contribution”). The Tender Offer and Capital Contribution were conditioned on, among other things, the success of the Debt Exchange Offer. The Debt Exchange Offer was extended three times and expired on April 24, 2013 without the conditions to the offer having been satisfied and, as a result, Maxcom did not receive the Capital Contribution. During the period from which the Debt Exchange Offer was initially made and throughout such period until this date, Maxcom’s operational and financial position has further deteriorated by virtue of not having received the Capital Contribution and without additional sources of capital, we may not be able to make the coupon payment due on June 15, 2013 with respect to our outstanding senior secured notes and we may not be able to meet other financial obligations as they come due.  If this occurs, holders of Maxcom’s outstanding senior secured notes and our other creditors could commence involuntary bankruptcy proceedings against us in Mexico or in the United States. In addition, our business is very capital intensive and there is a significant risk that we will not have the ability to make the necessary investments in technology, infrastructure and maintenance of our network.

In light of the outcome of the Debt Exchange Offer, Maxcom is considering its alternatives including, but not limited to, the commencement of a voluntary restructuring under Chapter 11 of the United States Bankruptcy Code or other restructuring proceeding as we may not be able to satisfy our liquidity and working capital requirements or restructure our capital structure. We are currently assembling a plan intended to achieve such restructuring, which includes our assessment of the implications that such plan will have, if any, on our financial position, results of operations, cash flows and related disclosures. Based on this analysis, Maxcom may conclude it will not be able to continue as a going concern and our independent registered public accounting firm may or may not concur with such conclusion upon their completing their audit. This situation has caused us to delay the issuance of our consolidated financial statements as of and for the year ended December 31, 2012 intended to be included in our annual report for the year ended December 31, 2012 on Form 20-F and consequently not permitting our independent registered public accounting firm to complete their audit and report on such consolidated financial statements. We believe such process could not be completed as of April 30, 2013 for a timely filing of such annual report without unreasonable effort or expense.

Forward-Looking Statements

Statements in this Notification that are not statements of historical or current fact constitute forward-looking statements, including statements about the Maxcom’s expectations with respect to its Form 20-F. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could impact Maxcom’s financial condition and results of operations or cause the actual results to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks, uncertainties and other factors, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “plans” or similar terms to be uncertain and forward-looking. Factors that could cause actual results to differ materially from these forward-looking statements include: (i) the ability of Maxcom to continue as a going concern; (ii) the ability of Maxcom to operate in light of its constrained liquidity position; (iii) the ability of Maxcom to develop, prosecute, confirm and consummate a plan of reorganization; (iv) the ability of Maxcom to obtain and maintain normal terms with vendors and service providers; (v) the potential adverse impact of a Chapter 11 case or other restructuring on Maxcom’s liquidity or results of operations; (vi) the ability of Maxcom to execute its business plans and strategy and to do so in a timely fashion; and (vii) the ability of Maxcom to attract, motivate and/or retain key executives and employees; and (viii) other risks and uncertainties that are described from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gonzalo Alarcon	+52	55 5147 1114
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ YES     ☐ NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ YES     ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates, based on the information currently available to it, that its results of operations for the year ended December 31, 2012 will be significantly different then the results of operations for the year ended December 31, 2011.

The Company expects to report Ps.2,201.3 million in net revenues for the year ended December 31, 2012. The Company expects to report an operating loss of Ps.64.2 million for the year ended December 31, 2012, primarily as a result of lower contribution margins. The Company expects to report net loss of Ps.136.1 million for the year ended December 31, 2012, which reflects operating loss, as well as interest expense.

The results of operations for the year ended December 31, 2012 included in this Form 12b-25 are preliminary and unaudited and remain subject to further review, finalization of the Company’s financial statements and audit.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 1, 2013	By:	/s/ Gonzalo Alarcon
General Counsel

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

[KPMG Letterhead]

May 1, 2013

Maxcom Telecomunicaciones, S.A.B. de C.V.

Mexico, DF

Mexico

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Maxcom Telecomunicaciones, S.A.B. de C.V. (the “Company”) on or about May 1, 2013, which contains notification of the registrant’s inability to file its annual report for the year ended December 31, 2012 on Form 20-F by April 30, 2013. We have read the Company’s statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the

Company’s consolidated financial statements for the year ended December 31, 2012, to be included in its Form 20-F.

Very truly yours,

KPMG Cardenas Dosal, S.C.

Luis Arnaldo Carrero Román

Partner